Exhibit 99.1

ICON Shareholders Vote in Favour of All Resolutions at its Annual General Meeting

DUBLIN--(BUSINESS WIRE)--July 27, 2022--ICON plc (NASDAQ: ICLR) ) (“ICON”), a world-leading healthcare intelligence and clinical research organisation, today announced that all resolutions at the Annual General Meeting of the Company (AGM) held on July 26, 2022 (which resolutions had all been recommended by the Board) were all duly passed by shareholders. These resolutions were set out in the Notice of the AGM sent to shareholders dated June 17, 2022 and are available on the ICON plc website.

Forms of Proxy were received by ICON plc before the meeting, appointing proxies and giving them the following voting instructions:

RESOLUTION NUMBER	RESOLUTION	TOTAL NUMBER OF VOTES	VOTE FOR	VOTE AGAINST	VOTE WITHHELD

1.1	To re-elect Dr. Steve Cutler	68,779,075	68,477,992	282,603	18,480
1.2	To re-elect Dr. John Climax	68,779,075	68,422,769	335,587	20,719
1.3	To re-elect Mr. Ronan Murphy	68,779,075	66,367,298	2,390,837	20,940
2	To receive accounts and reports	73,569,137	68,462,797	11,999	304,279
3	To authorise the fixing of the auditors’ remuneration	68,446,624	63,672,735	5,081,059	25,281
4	To authorise the Company to allot shares	68,779,075	67,765,424	886,295	127,356
5**	To disapply pre-emption rights	68,779,075	68,606,325	39,628	133,122
6**	To disapply pre-emption rights for funding capital investment or acquisitions	68,779,075	68,556,034	92,233	130,808
7**	To authorise the Company to make market purchases of shares	68,779,075	68,347,004	145,030	287,041
8**	To authorise the price range at which the Company can reissue shares it holds as treasury shares	68,779,075	68,608,764	40,897	129,414

** Special Resolution. All resolutions are ordinary resolutions unless otherwise stated.

This AGM marks the retirement from the Board of Professor William Hall, Ms. Mary Pendergast and Professor Hugh Brady. Professor William Hall has served as a non-executive director of ICON since February 2013, Ms. Mary Pendergast has served as a non-executive director of ICON since February 2014 and Professor Hugh Brady has served as a non-executive director of ICON since April 2014.

“I would like to thank William, Mary and Hugh for their long and distinguished service to ICON and for their important contributions to the Board and to the committees on which they have served.” commented Mr. Ciaran Murray, ICON’s Chair.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a world-leading healthcare intelligence and clinical research organisation. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organisations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 40,500 employees in 119 locations in 53 countries as at June 30, 2022. For further information about ICON, visit: www.iconplc.com.

Source: ICON plc

ICON/ICLR-F

Contacts

Investor Relations 1 888 381 7923 or
Brendan Brennan Chief Financial Officer + 353 1 291 2000
Kate Haven Vice President Investor Relations +1888 381 7923
All at ICON.